Results of the Extraordinary General Meeting of Shareholders of Woori Bank

The extraordinary general meeting of shareholders of Woori Bank was held on December 30, 2014 and both of the items listed below were approved and ratified as originally proposed.

•	Agenda details

1)	Appointment of Standing Directors

Appoint-
Name	Date of Birth	Term	ment	Career & Academic Background
- Current) Executive Vice President, Woori Bank
- Executive Vice President,
Consumer Banking Business Unit, Woori Bank
- Executive Vice President,
		Until		Finance & Management Planning Unit, Woori Bank
Kwang-Goo	July 19,	Dec. 30,	New	- Head, Gwangjin-Seongdong Sales Center, Woori Bank
Lee	1957	2016	Appointment	- BA, Business Administration, Sogang University
Dong-Gun Lee	Jan. 1, 1958	Until Dec. 30, 2015	Re- Appointment
- Current) Deputy President, Woori Bank
- Executive Vice President, Credit Support Unit,
Woori Bank
- Executive Vice President, Operation & Support Unit,
Woori Bank
- MA, Financial Engineering, Yonsei University
- BA, Business Administration, Yeungnam University

2) Appointment of President & CEO

Appoint-
Name	Date of Birth	Term	ment	Career & Academic Background
- Current) Executive Vice President, Woori Bank
- Executive Vice President,
Consumer Banking Business Unit, Woori Bank
- Executive Vice President,
		Until		Finance & Management Planning Unit, Woori Bank
Kwang-Goo	July 19,	Dec. 30,	New	- Head, Gwangjin-Seongdong Sales Center, Woori Bank
Lee	1957	2016	Appointment	- BA, Business Administration, Sogang University

- The President & CEO will act as the representative director of Woori Bank